EXHIBIT 99.1

RedHill Biopharma Announces Fifth U.S. Patent Covering TALICIA® for H. pylori Infection

  Notice of Allowance received and, once granted, the new U.S. patent is expected to be valid until 2034

  NDA submission is expected in H1/2019, with eligibility for 6-month priority review; Subject to FDA approval, U.S. commercial launch with RedHill’s existing sales force is planned for H2/2019; Over 100 million people in the U.S. are infected with H. pylori

  The confirmatory Phase 3 study with TALICIA® successfully met its primary endpoint (84% vs. 58%) with high degree of statistical significance (p<0.0001); Physician-directed standard-of-care therapies showed 60% eradication in the study, underscoring their diminished efficacy

  No resistance was detected in the study to rifabutin, the key component in TALICIA®’s unique and proprietary formulation, while 17% and 44% resistance was detected to clarithromycin and metronidazole, respectively

  Results support potential positioning of TALICIA® as a best-in-class, first-line therapy for treating H. pylori infection with little to no antibiotic resistance

TEL-AVIV, Israel and RALEIGH, N.C., Jan. 17, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on proprietary drugs for gastrointestinal (GI) diseases, today announced that it has received a Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for a new patent covering TALICIA® (RHB-105)1, which is expected to be valid until at least 2034. Once granted, this will be the fifth patent covering TALICIA® in the U.S., with additional patents and applications pending in various territories worldwide. TALICIA® is also eligible for a total of eight years of U.S. market exclusivity under its FDA Qualified Infectious Disease Product (QIDP) status.

TALICIA® is a novel and proprietary fixed-dose, all-in-one oral capsule combination of two antibiotics, rifabutin and amoxicillin, and a proton pump inhibitor (PPI), omeprazole, that is being developed for the eradication of H. pylori infection. TALICIA® is expected to address the increasing resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies and the urgent need for new treatments, as defined by the World Health Organization2. TALICIA® could potentially be positioned as the new standard-of-care, best-in-class, first-line therapy for the eradication of H. pylori infection, regardless of ulcer status, providing potential improved convenience and compliance with a favorable safety profile.

RedHill recently announced positive results from a two-arm, randomized, double-blind, active comparator-controlled confirmatory Phase 3 study for H. pylori infection (ERADICATE Hp2 study). The ERADICATE Hp2 study successfully met its primary endpoint with high degree of statistical significance (p<0.0001), demonstrating 84% eradication of H. pylori infection with TALICIA® versus 58% in the active comparator arm in the intent-to-treat (ITT) population. No safety issues were reported in the study and TALICIA® was found to be well tolerated.

H. pylori culture results taken throughout the ERADICATE Hp2 study from patients across 20 U.S. states confirmed the high resistance3 of H. pylori to the antibiotics most commonly used for treatment, clarithromycin (17% resistance) and metronidazole (44% resistance). Importantly, no resistance to rifabutin, the key component in TALICIA®’s unique and proprietary formulation, was detected in the study.

Moreover, results from an open-label part of the ERADICATE Hp2 study4 showed 60% eradication of H. pylori in patients treated with physician-directed standard-of-care therapies, consistent with the literature describing their diminished efficacy5, due to high resistance of H. pylori bacteria to the antibiotics commonly used in these therapies, primarily clarithromycin and metronidazole.

TALICIA® was granted QIDP designation by the FDA, including Fast-Track development, eligibility for six-month priority review and a total of eight years of U.S. market exclusivity.

RedHill expects to submit a New Drug Application (NDA) to the FDA in H1/2019 and plans the U.S. commercial launch of TALICIA® with RedHill’s existing salesforce for H2/2019, subject to FDA approval.

About TALICIA® (RHB-105)
TALICIA® (RHB-105) is a novel and proprietary fixed-dose, all-in-one oral capsule combination of two antibiotics, rifabutin and amoxicillin, and a proton pump inhibitor (PPI), omeprazole. TALICIA® is pursuing an indication of treatment of H. pylori infection, regardless of ulcer status, a significantly broader indication than current standard treatments for H. pylori infection. TALICIA® has been investigated in two positive Phase 3 studies for the treatment of H. pylori: The ERADICATE Hp2 confirmatory Phase 3 study met its primary endpoint, with top-line results demonstrating 84% eradication of H. pylori infection (p<0.0001). The ERADICATE Hp first Phase 3 study met its primary endpoint, demonstrating 89.4% efficacy in eradicating H. pylori infection with TALICIA® (p<0.001). TALICIA® was granted Qualified Infectious Disease Product (QIDP) designation and Fast-Track development designation by the FDA, including eligibility for six-month priority review and a total of eight years of U.S. market exclusivity. TALICIA® is also covered by U.S. patents, which extend patent protection until at least 2034, with additional patents and applications pending in various territories worldwide.

About the ERADICATE Hp2 study
The ERADICATE Hp2 confirmatory Phase 3 study is a two-arm, randomized, double-blind, active comparator-controlled, confirmatory Phase 3 study which compared TALICIA® against a dual therapy, amoxicillin and omeprazole, regimen at equivalent doses. The study investigated 455 dyspepsia patients with confirmed H. pylori infection at 55 clinical sites across the U.S. Subjects were randomized 1:1 to receive four capsules, three times daily, of either TALICIA® or the active comparator, for a period of 14 days. Subjects were assessed for the study’s primary endpoint of eradication of H. pylori infection at least 43 days after initiation of treatment. The study was 90% powered to detect a 13% treatment effect (active arm 83% vs. control arm 70%). Patients in the study who remained H. pylori-positive after completing treatment in either arm were offered treatment with standard-of-care therapies that included clarithromycin and/or metronidazole-based triple therapy or quadruple therapy, in an open-label setting.

About H. pylori
H. pylori bacterial infection affects over 50% of the adult population worldwide6 and over 30%, or over 100 million people, in the U.S.7, with an estimated 2.5 million patients treated annually in the U.S.8 H. pylori is classified as a group I carcinogen by the International Agency for Research on Cancer. It is the strongest risk factor for the development of gastric cancer9 and a major risk factor for peptic ulcer disease10, and gastric mucosa-associated lymphoid tissues (MALT) lymphoma11. Eradication of H. pylori is becoming more difficult; Current standard-of-care therapies fail in approximately 30-40% of patients who remain H. pylori positive due to increasing resistance of H. pylori to antibiotics commonly used in standard combination therapies12. Clarithromycin-resistant H. pylori was formally categorized by the World Health Organization as a pathogen for which there is a high priority need to develop new treatments13. The 2018 global market for H. pylori eradication therapies is estimated at approximately $4.8 billion, of which $1.4 billion is from the U.S.14

The ERADICATE Hp2 confirmatory Phase 3 study with TALICIA® (RHB-105) is registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health (NIH), which provides access to information on publicly and privately supported clinical studies.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes four gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions, and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with two positive Phase 3 studies; (ii) RHB-104, with positive top-line results from a first Phase 3 study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107 (formerly MESUPRON), a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the timing of the NDA submission for TALICIA®, timing of the commercial U.S. launch of TALICIA®, and risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully promote Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 22, 2018. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.
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1 TALICIA® (RHB-105) is an investigational new drug, not available for commercial distribution.
2 http://www.who.int/news-room/detail/27-02-2017-who-publishes-list-of-bacteria-for-which-new-antibiotics-are-urgently-needed.
3 Savoldi A et al. Prevalence of antibiotic resistance in Helicobacter pylori: a systematic review and meta-analysis in World Health Organization regions. Gastroenterology 2018;155:1372-1382; Malfertheiner, P., et al. Management of Helicobacter pylori infection—the Maastricht V/Florence consensus report. Gut 2017;66.1:6-30.
4 N=82; Not all patients in the open-label part have completed last visit; therapy in open-label part was determined by the treating physician.
5 Fallone CA et al. The Toronto Consensus for the Treatment of Helicobacter pylori Infection in Adults. Gastroenterology 2016;151:51–69.
6 Lamb A et al. Role of the Helicobacter pylori‐Induced inflammatory response in the development of gastric cancer. J Cell Biochem 2013;114.3:491-497.
7 Hooi, J. K., Lai, W. Y., Ng, W. K., Suen, M. M., Underwood, F. E., Tanyingoh, D., ... & Chan, F. K. (2017). Global prevalence of Helicobacter pylori infection: systematic review and meta-analysis. Gastroenterology, 153(2), 420-429.
8 Foster Rosenblatt market analysis, October 2018.
9 Lamb A et al. Role of the Helicobacter pylori‐Induced inflammatory response in the development of gastric cancer. J Cell Biochem 2013;114.3:491-497.
10 NIH – Helicobacter pylori and Cancer, September 2013.
11 Hu Q et al. Gastric mucosa-associated lymphoid tissue lymphoma and Helicobacter pylori infection: a review of current diagnosis and management. Biomarker research 2016;4.1:15.
12 Savoldi A et al. Prevalence of antibiotic resistance in Helicobacter pylori: a systematic review and meta-analysis in World Health Organization regions. Gastroenterology 2018;155:1372-1382; Malfertheiner, P., et al. Management of Helicobacter pylori infection—the Maastricht V/Florence consensus report. Gut 2017;66.1:6-30.
13 http://www.who.int/news-room/detail/27-02-2017-who-publishes-list-of-bacteria-for-which-new-antibiotics-are-urgently-needed.
14 Foster Rosenblatt market analysis, October 2018.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com